December 8, 2009

Dear Fellow Shareholder:

By now, you should have received our proxy materials for our Annual General Meeting of Shareholders that will be held on December 31, 2009.  We are reminding you that your shares cannot be voted unless you sign, date and return the enclosed form of proxy or vote by telephone or Internet.  Every vote is important, regardless of the number of shares you own.

Why is it critical for you to vote?  As you know, for the past eighteen months, Taro has been facing an extraordinary struggle in which Sun Pharmaceutical Industries Ltd. has been trying to take over Taro by every conceivable means except one: by agreeing to your Board’s demand that Sun offer a fair price to shareholders.

As you may recall, a Shareholders Meeting was scheduled in July 2007 in order to approve the merger agreement entered into with Sun that would have given shareholders $7.75 per share.  However, after it became clear that the merger, even with the recommendation of Taro’s Board at the time, would not garner the needed shareholder support, Sun asked us to cancel the meeting, which we did.  Ultimately, when Sun refused to offer a price that our independent financial advisors considered adequate, we terminated the merger agreement with Sun, as permitted by the terms of the merger agreement, and concentrated on building our business.

Sun responded to the termination by engaging in actions designed to attempt to gain control of Taro by other means.  First, it launched a hostile tender offer at $7.75 for each of your Taro shares.  Sun’s continuing tender offer at $7.75 is significantly below current market prices.  In addition, Sun has refused to comply with Israel’s “special tender offer” rules, which are intended to protect the value of your shares, as a minority shareholder, in the event of such a takeover attempt.  This matter is presently pending before the Israeli Supreme Court.

What is Sun attempting to do now?  Sun has recently sought to increase its Taro shareholdings by attempting to exercise warrants.1  We believe that Sun may now attempt to seize control of your Company by waging a proxy fight to gain control of Taro’s Board.

We are concerned that, if Sun seizes control of Taro, minority shareholders may fall victim to the same fate as the minority shareholders of another Sun-controlled public company, Caraco Pharmaceutical Laboratories, Ltd.  In June 2009, all of the manufacturing at Caraco was effectively shut down when U.S. federal marshals seized Caraco’s inventories for failure to comply with FDA regulations.  Subsequently, Georges Ugeux, the Chairman of Caraco’s independent directors’ committee, resigned because of Sun’s behavior.  In a letter filed with the Securities and Exchange Commission, Mr. Ugeux stated: “…as I have reiterated consistently throughout the past several weeks, the basis for my disagreement is management’s and the majority shareholder’s [Sun] absolute refusal to permit a focused independent look at corporate governance matters to determine if they contributed to the events leading up to the FDA seizure.” (Emphasis added)

In our opinion, the lessons of Caraco should not be lost upon the shareholders of Taro.  We believe it is in your best interests to keep your current Board in place and to support the recommendations of the Board for the upcoming Annual General Meeting.  As shown below, under the leadership of your present Board and management, Taro has continued to make remarkable financial and operational progress.

1
After the close of business on November 30, 2009, Sun attempted to exercise its warrant, issued in connection with the original share purchase agreement in 2007, to purchase 3,787,500 ordinary shares of Taro on the record date, December 1, 2009, for the upcoming Annual General Meeting.  As described in our Form 6-K filed with the SEC on December 4, 2009, we delivered a letter to Sun from Taro’s Israeli counsel stating that such exercise and issuance would appear to be in violation of the Israeli Supreme Court’s stay order dated September 1, 2008 in the special tender offer litigation between the parties and further would appear to require the consent of the Israel Land Authority and possibly other governmental authorities.  The shares underlying the warrant were not paid for, were not issued and are not outstanding.

Taro Pharmaceutical Industries Ltd.

We urge you to ask yourself, who will best protect your interests?  The Taro Board, under whose guidance the results described below have been achieved, or Sun, which is attempting to seize control of your Company through a tender offer at a price that shareholders rejected more than two years ago?  We believe the answer is clear.

Taro’s Latest Financial and Operational Results
Under the current Board of Directors and management, Taro has remained strongly focused on growth and building on the strength of our financial turnaround, as reflected in the graphs below.  The financial information presented here is unaudited and subject to further review, however, it represents the best information currently available to management.

Taro’s financial performance since 2007 reflects the dramatic turnaround and exceptional growth in Taro’s sales and profitability.  The graph below presents the Company’s net sales, gross profit and net income (loss) from 2006 through 2008.

The graph below demonstrates Taro’s return to profitability in the first nine months of 2007 through 2009.

Letter to Shareholders, December 8, 2009

The graph below demonstrates that Taro generated and retained a significant amount of cash, primarily from operations, on a cumulative basis, at year end 2007i and 2008, and as of September 30, 2009.ii

In addition to generating cash, Taro also reduced its debt, as can be seen on the following graph.  On the graph below, net debt is defined as total debt offset by the value of hedging instruments, less cash available.

T2000 Taro’s Novel Patented Non-Sedating Barbiturate
On December 4, 2009, Taro announced that it was granted an Investigational New Drug exemption from the U.S. Food and Drug Administration to permit clinical studies on T2000 in the U.S.  In prior studies conducted in Canada, dramatic improvement was noted in some patients with essential tremor after taking T2000 (Journal of Movement Disorders, Vol. 22, No. 5, 2007).  Patients who could not draw a straight line before treatment improved dramatically after treatment with T2000.

Taro Pharmaceutical Industries Ltd.

Taro’s Achievements: Building Future Value
Under your current Board of Directors and management, Taro has, among other achievements:
•	Received U.S. and Canadian approvals to expand the studies of T2000
•	Achieved a substantial turnaround in financial operations as a result of increased sales and profits and cash generation
•	A prescription filled every second in the U.S. with a Taro product
•	Achieved status as the leading supplier of topical dermatological products in the U.S.
•	Increased sales from $84 million to over $339 million from 1999 through 2008
Taro is now financially stronger than ever, generating over $46 million of cash from operations in the first nine months of 2009.  Our commitment to research and development continues with 20 ANDAs and 2 NDAs on file at the U.S. Food and Drug Administration.  Over the last two years, Taro shares have outperformed the S&P 500.

What Should You Do Now?  We urge you to vote your shares in accordance with the Taro Board’s recommendations.  Please execute and return the enclosed white proxy to show your support for Taro’s nominees and the future of an independent and successful Taro.

This is clearly not the time to fall prey to Sun which is looking out for its own interests.  Act now to support your current Board, which has demonstrated its commitment to the interests of all Taro shareholders.

Sincerely,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman

If you have any questions or need any assistance voting your proxy, please call Georgeson Inc., our proxy solicitor, between the hours of 9:00 am and 11:00 pm EST, Monday through Friday.  U.S. and international shareholders may call toll-free +1-866-741-9588.  Banks and brokers may call +1-212-440-9800.  European and Israeli institutional investors may call +39-06-421-71-777.

SAFE HARBOR
Certain statements in this letter may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s financial turnaround, profitability, operations and performance.  Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions; changes in the Company’s financial position; regulatory actions; and, other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.

i Includes cash received as a result of the private placement sale of securities to Sun in May and July 2007 and the sale of certain assets.

ii Cash positions as of December 31, 2008 and September 30, 2009 include $6.25 million in restricted cash deposits and as of September 30, 2009 also include $23.06 million in short-term deposits.